UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

Commission File Number: 001-31328

PACIFIC RIM MINING CORP.
(Translation of registrant's name into English)

#410 – 625 Howe Street
Vancouver, B.C. V6C 2T6 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

EXPLANATORY NOTE

An error of omission was recently discovered in Pacific Rim Mining Corp.’s fiscal 2006 first quarterly report MD&A. Inadvertently, the original Q1 2006 MD&A, dated September 7, 2005, did not include a section discussing the past eight quarterly periods, as required by NI 51-102. The pertinent missing information has been added to this amended Q1 2006 MD&A and can be found in Section 5: Summary of Quarterly Results. There are no other additions, deletions or changes in this amended version of Pacific Rim Mining Corp.’s Q1 2006 MD&A filing.

SUBMITTED HEREWITH

Exhibits

99.2	Amendment No. 1 to Management's Discussion and Analysis for the Period Ended July 31, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Rim Mining Corp.
(Registrant)

Date: December 8, 2005	By:	/s/ Barbara Henderson

Barbara Henderson
	Title:	Corporate Secretary